Exhibit 99.1

 Q2 2025 Update  July 29th, 2025

 Table of Contents  Key Highlights  Financial Summary  MAUs & Subscribers  Product & Platform  Outlook  Financial Statements  Executive Summary  p.03  p.04  p.06  p.14  p.17  p.21  p.24

Executive Summary

Our business delivered healthy results in Q2, led by MAU and Subscriber outperformance, Y/Y profitability improvement and strong Free Cash Flow* generation. The business added 18 million MAU in Q2 vs. guidance for 11 million, while Subscriber net additions of 8 million exceeded guidance by 3 million. Revenue grew 15% Y/Y on a constant currency* basis reflecting Premium and Ad-Supported growth. Outsized currency movements during the quarter impacted reported Revenue by €104 million vs. guidance. Gross Margin of 31.5% was in-line with guidance and reflected 227 bps of Y/Y expansion. Operating Income of €406 million was below guidance due to €116 million in Social Charges, higher payroll and related expense and Revenue mix shift. Social Charges were €98 million above forecast due to share price appreciation during the quarter. As a reminder, we do not incorporate currency or share price movements into our forecast since they are beyond our control. Free Cash Flow reached €700 million in Q2, bringing LTM Free Cash Flow to €2.8 billion.

Overall, we continue to view the business as well positioned to deliver growth and improving margins in 2025 as we reinvest to support our long-term potential.

USER & FINANCIAL SUMMARY	Q2 2024	Q1 2025	Q2 2025	Y/Y	Q/Q
USERS (M)					
Total Monthly Active Users ("MAUs")	626	678	696	11%	3%
Premium Subscribers	246	268	276	12%	3%
Ad-Supported MAUs	393	423	433	10%	2%
FINANCIALS (€M)					
Premium	3,351	3,771	3,740	12%	-1%
Ad-Supported	456	419	453	-1%	8%
Total Revenue	**3,807**	**4,190**	**4,193**	**10%**	**0%**
Gross Profit	1,112	1,326	1,320	19%	0%
Gross Margin	**29.2%**	**31.6%**	**31.5%**	**--**	**--**
Operating Income	**266**	**509**	**406**	**53%**	**-20%**
Operating Margin	7.0%	12.1%	9.7%	--	--
Net Cash Flows From Operating Activities	492	539	709	44%	32%
Free Cash Flow*	**490**	**534**	**700**	**43%**	**31%**

Spotify

* Constant Currency adjusted measures and Free Cash Flow are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.

 * Constant Currency adjusted measures and Free Cash Flow are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.  Continued double-digit Y/Y  growth in MAU and Premium Subscribers  Expanded audiobooks to Germany, Austria, Switzerland and Liechtenstein, giving users access to over 350,000 titles through eligible Premium subscriptions  Launched voice-activated DJ in 60+ markets, enabling personalized music through spoken commands  Expanded Spotify Ad Exchange (SAX) partnerships to include Magnite, extending biddable inventory access to their DSP partners  Launched Audiobooks+ for Premium users in 13 markets, a monthly add-on subscription enabling access to incremental audiobook listening hours  Key Highlights  Solid revenue growth with  sustained Y/Y profitability improvement  Total Revenue grew 10% Y/Y to €4.2 billion; on a constant currency* basis, Total Revenue grew 15% Y/Y  Gross Margin finished in-line with guidance at 31.5% (up 227 bps Y/Y)  Operating Income finished at €406 million (a 9.7% margin)  Free Cash Flow* finished at a Q2 record high of €700 million  Expanding access to  audiobooks, voice-activated DJ and SAX partner expansion  MAUs grew 11% Y/Y to 696 million, reflecting Y/Y growth across all regions, led by Rest of World and Latin America  Premium Subscribers grew 12% Y/Y to 276 million, reflecting Y/Y and Q/Q growth across all regions; Subscriber net additions in the first half of 2025 increased more than 30% Y/Y compared to H1 2024

 Results  Q2 2025 Actuals  Guidance  Total Revenue (€B)*  Below  €4.2  €4.3  Gross Margin  In-Line  31.5%  31.5%  Operating Income (€M)**  Below  €406  €539  Key Highlights: Actuals vs. Guidance  Users  Results  Q2 2025 Actuals  Guidance  Monthly Active Users (M)  Above  696  689  Premium Subscribers (M)  Above  276  273  Financials  * Includes €104 million of incremental headwinds vs. forecast / guidance due to unfavorable currency movements during the quarter. As a reminder, we do not incorporate currency movements into our forecast since they are beyond our control.  ** Includes €116 million of Social Charges which were €98 million higher than forecast / guidance driven by share price appreciation during the quarter. As a reminder, we do not incorporate share price movements into our forecast since they are beyond our control.

 FINANCIAL  SUMMARY

 USER, FINANCIAL & LIQUIDITY SUMMARY  Q2 2024  Q3 2024  Q4 2024  Q1 2025 Q2 2025 Y/Y  Y/Y FXN*  USERS (M)  Total Monthly Active Users ("MAUs")  626  640  675  678  696  11%  --  Premium Subscribers  246  252  263  268  276  12%  --  Ad-Supported MAUs  393  402  425  423  433  10%  --  FINANCIALS (€M)  Premium  3,351  3,516  3,705  3,771  3,740  12%  16%  Ad-Supported  456  472  537  419  453  -1%  5%  Total Revenue  3,807  3,988  4,242  4,190  4,193  10%  15%  Gross Profit  1,112  1,240  1,368  1,326  1,320  19%  23%  Gross Margin  29.2%  31.1%  32.2%  31.6%  31.5%  --  --  Total Operating Expenses  846  786  891  817  914  8%  14%  Operating Income  266  454  477  509  406  53%  50%  Operating Margin  7.0%  11.4%  11.2%  12.1%  9.7%  --  --  FREE CASH FLOW & LIQUIDITY (€M, unless otherwise denoted)  Net Cash Flows From Operating Activities  492  715  883  539  709  44%  --  Free Cash Flow*  490  711  877  534  700  43%  --  Cash & Cash Equivalents, Restricted Cash & Short Term Investments (€B)  5.4  6.1  7.5  8.0  8.4  --  --  Financial Summary  * Free Cash Flow and Constant Currency adjusted measures (FXN) are non-IFRS measures. See “Use of Non-IFRS Measures” and “Reconciliation of IFRS to Non-IFRS Results” for additional information.

Financial Summary

Revenue

Revenue of €4,193 million grew 10% Y/Y in Q2 (or 15% Y/Y constant currency*), reflecting:

- Premium Revenue growth of 12% Y/Y (or 16% Y/Y constant currency*), driven by subscriber gains and ARPU increases; and
- Ad-Supported Revenue decline of -1% Y/Y (or 5% Y/Y growth constant currency*)
- Unfavorable currency movements slowed Total Revenue Y/Y growth by ~440 bps vs. the ~170 bps incorporated into our guidance

Profitability

Gross Margin was 31.5% in Q2, up 227 bps Y/Y reflecting:

- Premium gains driven by Revenue growth outpacing music costs net of marketplace programs and audiobook costs, partially offset by Spotify Partner Program costs; and
- Ad-Supported gains driven by improved contribution from podcasts and music

Operating Income was €406 million in Q2 and reflected the above, along with:

- Higher costs associated with personnel and related, professional services and marketing
- Operating Expenses included €115 million in Social Charges

At the end of Q2, our workforce consisted of 7,309 full-time employees globally

Free Cash Flow & Liquidity

Free Cash Flow* was €700 million in Q2. Our liquidity and balance sheet remained strong, with €8.4 billion in cash and cash equivalents, restricted cash and short term investments.

Spotify

* Constant Currency adjusted measures and Free Cash Flow are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.

 Advertising business transformation continues  Ad-Supported Revenue declined -1% Y/Y (or 5% growth Y/Y constant currency*, consistent with Q1 trends). On a constant currency basis, music and podcast advertising was driven by growth in impressions sold, partially offset by softness in pricing and optimization of our podcasting inventory in our Owned & Licensed portfolio. Our automated sales channels were the largest contributors to overall advertising growth.  Revenue  * Constant Currency adjusted measures are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.  ** ARPU means Premium Average Revenue per User.  *** Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.  Premium growth driven by Subscriber gains  Premium Revenue grew 12% Y/Y to €3,740 million (or 16% Y/Y constant currency*), reflecting subscriber growth of 12% Y/Y and a Premium ARPU** decline of -1% Y/Y to €4.57 (or up 3% Y/Y constant currency). Excluding the impact of FX, ARPU performance was driven by price increase benefits, partially offset by product/market mix.

 Premium Gross Margin was 33.1% in Q2, up 171 bps Y/Y. The Y/Y trend was driven by Revenue growth outpacing music costs net of marketplace programs and audiobook costs, partially offset by Spotify Partner Program costs.  Gross Margin  Driven by continued improvement across Premium and Ad-Supported segments  Gross Margin finished at 31.5% in Q2, up 227 bps Y/Y. The Y/Y trend was driven by improvements in our Premium and  Ad-Supported segments.  Ad-Supported Gross Margin was 18.3% in Q2, up 495 bps Y/Y. The Y/Y trend was  driven by improved contribution from podcasts and music.

 Operating Expenses increased 8% Y/Y in Q2. Absent the effects of Y/Y movements in currency and Social Charges, the  ~5% Y/Y increase in Operating Expenses was driven primarily by an increase in personnel and related costs, professional services and marketing spend.  As a reminder, Social Charges are payroll taxes associated with employee salaries and benefits in select countries where we operate. Since a portion of these taxes is tied to the intrinsic value of share-based compensation awards, movements in our stock price can lead to fluctuations in the taxes we accrue. This resulted in Social Charges related to share-based compensation of €115 million in current period Operating Expenses. Prior year period Operating Expenses included €58 million in Social Charges.  Operating Expenses  Y/Y increases led by payroll and related expenses  * Constant Currency adjusted measures are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.  ** Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.

 Free Cash Flow  Record Q2 performance aids balance sheet strength  Free Cash Flow* was €700 million in Q2, a record high Q2 as a result of our Net Loss adjusted for non-cash items and improving net working capital. Capital expenditures rose €8 million Y/Y to €10 million due to office build-out/optimization activities.  While the magnitude of Free Cash Flow can fluctuate from quarter to quarter based on seasonality and timing, we have averaged €1.1 billion of positive Free Cash Flow on a trailing 12 month basis for the past three years. In Q2, trailing 12 month Free Cash Flow expanded to €2.8 billion. On a cumulative basis, we have generated €5.5 billion of Free Cash Flow since the beginning of 2016, supporting our strong balance sheet and €8.4 billion in cash and cash equivalents, restricted cash and short term investments balance.  * Free Cash Flow is a non-IFRS measure. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information" to be consistent with other slides. Cume represents cumulative performance since the beginning of 2016.  ** Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.

 Capital Allocation  Upsizing share repurchase authorization to $2 billion  Our approach to capital allocation prioritizes profitable growth while maintaining a balance sheet that can support our long term strategy. To the extent excess capacity arises above these needs, we plan to take our shareholders into consideration. As an initial step in this regard, on July 28th the Board of Directors approved a $1 billion increase to our existing $1 billion share repurchase program (announced in 2021), bringing our total authorization under the program to $2 billion. With $104 million utilized under the existing authorization (from August 2021 through January 2022), the $1 billion increase brings the total remaining authorization to $1.9 billion.  The share repurchase authorization expires on April 21st, 2026 and can be renewed by decision at a general meeting of shareholders of the Company. Any repurchase program would be executed in accordance with the Company’s capital allocation strategy, the rules of the U.S. Securities and Exchange Commission and other applicable legal requirements. The repurchase program does not obligate the Company to acquire any particular amount of ordinary shares and could be suspended or discontinued at any time at the Company’s discretion.

 MAUS  & SUBSCRIBERS

 Total MAUs grew 11% Y/Y to 696 million, up from 678 million last quarter and 7M above our guidance. Quarterly performance reflected:  Y/Y growth across all regions, with outperformance led by Rest of World, Latin America and Europe  Successful marketing campaigns in select developing markets  Favorable shifts in competitor dynamics  Monthly Active Users (MAUs)

 Our Premium Subscribers grew 12% Y/Y to 276 million, up from 268 million last quarter and 3 million above guidance. Quarterly performance reflected:  Y/Y and Q/Q growth across all regions, with outperformance led by Latin America, Europe, North America and Rest of World  Strong global promotional campaign intake  Premium Subscribers

 PRODUCT  & PLATFORM

 Music innovation continues to strengthen our ecosystem for creators and listeners  Launched voice requests for DJ for Premium listeners across 60+ markets where DJ is available, making it even easier to set the mood. Listener engagement with DJ has nearly doubled over the past year.  Upcoming Releases hub puts fans first, helping users pre-save music, explore clips and merch and get alerts on release day.  Expanded AI Playlist to more than 40 new markets including countries in Africa, Asia, Europe and the Caribbean, making it easier than ever to turn ideas into soundtracks.

Scaling audiobooks through market expansion and add-on subscriptions


HUNGER GAMES
SUZANNE COLLINS

Rolled out Audiobooks in Premium to 4 new markets (Germany, Austria, Switzerland and Liechtenstein), giving users flexible ways to pay for access to over 350,000 titles through eligible Premium subscriptions.


Unlock audiobooks for plan members
Add to subscription
Audiobooks+
Keep the story going
Add to subscription

Launched two new add-on Audiobooks subscriptions: Audiobooks+ unlocks 15 extra hours of listening per month for individual subscribers and plan managers, while **Audiobooks+ for Plan Members** extends the same benefit to additional Family and Duo members through a recurring add-on.



Audiobooks in Premium have grown rapidly since launching in 2023, with listening hours up more than 35% Y/Y in the U.S., U.K. and Australia.

Spotify

Supporting creators, connecting fans and delivering culture-moving moments



Celebrated Travis Scott and Miley Cyrus with Billions Club Live, featuring Travis Scott's exclusive Barcelona performance and FC Barcelona collaboration and Miley Cyrus' live concert in Paris (now streaming globally).



Discover Weekly
Hyperpop
Funk
Electronica
R&B

Discover Weekly Turns 10, having spent a decade helping listeners find their next favorite artist or song. The weekly playlist has driven more than 100 billion streamed tracks and ignites more than 56 million new artist discoveries each week — 77% of which come from emerging artists.



Launched a limited-edition set of digital playlist cover art stickers in celebration of Beyoncé's COWBOY CARTER Tour. After the tour's kick-off on April 29, Spotify saw a 2,400% increase in the creation of COWBOY CARTER-related playlists across the U.S.

Spotify

 OUTLOOK

 Outlook for Q3’25  The following forward-looking statements reflect Spotify’s expectations for Q3 2025 as of July 29, 2025 and are subject to substantial uncertainty.  Total MAUs  710 million  Implies the addition of approximately 14 million net new MAUs in the quarter  Total Premium Subscribers  281 million  Implies the addition of approximately 5 million net new subscribers in the quarter  Total Revenue  €4.2 billion  Assumes ~490 bps headwind to growth Y/Y due to foreign exchange rate movements; based on currency rates as of Q2 close (e.g. USD:Euro of 0.8485 as of June 30th, 2025)  Gross Margin  31.1%  Incorporates regulatory charge in Premium segment equivalent to ~40 bps of total Gross Margin impact, along with Y/Y favorability in Ad-Supported segment  Operating Income  €485 million  Incorporates €25 million in Social Charges based on a Q2 close share price of $767.34

 Webcast Information  We will host a live question and answer session starting at 8:00 a.m. ET today on investors.spotify.com. Daniel Ek, our Founder and Chief Executive Officer, Alex Norström, our Co-President and Chief Business Officer, Gustav Söderström, our Co-President and Chief Product & Technology Officer, and Christian Luiga, our Chief Financial Officer will be on hand to answer questions. Questions can be submitted by going to slido.com and using the code #SpotifyEarningsQ225. Participants also may join using the listen-only conference line by registering through the following site: https://registrations.events/direct/Q4I570506211  We use investors.spotify.com and newsroom.spotify.com websites as well as other social media listed in the “Resources – Social Media” tab of our Investors website to disclose material company information.  Use of Non-IFRS Measures  To supplement our financial information presented in accordance with IFRS, we use the following non-IFRS financial measures: Revenue excluding foreign exchange effect, Premium revenue excluding foreign exchange effect, Ad-Supported revenue excluding foreign exchange effect, gross profit excluding foreign exchange effect, Operating Income excluding foreign exchange impact, Operating expense excluding foreign exchange effect, and Free Cash Flow. Management believes that Revenue excluding foreign exchange effect, Premium revenue excluding foreign exchange effect, Ad-Supported revenue excluding foreign exchange effect, gross profit excluding foreign exchange effect, and Operating expense excluding foreign exchange effect, are useful to investors because they present measures that facilitate comparison to our historical performance. However, these should be considered in addition to, not as a substitute for or superior to, Revenue, Premium revenue, Ad-Supported revenue, Gross Profit, Operating Income, Operating expense, or other financial measures prepared in accordance with IFRS. Management believes that Free Cash Flow is useful to investors because it presents a measure that approximates the amount of cash generated that is available to repay debt obligations, to make investments, and for certain other activities that exclude certain infrequently occurring and/or non-cash items. However, Free Cash Flow should be considered in addition to, not as a substitute for or superior to, net cash flows (used in)/from operating activities or other financial measures prepared in accordance with IFRS. For more information on these non-IFRS financial measures, please see “Reconciliation of IFRS to Non-IFRS Results” section below.  Forward Looking Statements  This shareholder update contains estimates and forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” and similar words are intended to identify estimates and forward-looking statements. Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors may adversely affect our results as indicated in forward-looking statements. These factors include, but are not limited to: our ability to attract prospective users, retain existing users, and monetize our products and services; competition for users, their time, and advertisers; risks associated with our international operations and our ability to manage our growth and the scope and complexity of our business; risks associated with our new products or services and our emphasis on long-term user engagement over short-term results; our ability to predict, recommend, and play content that our users enjoy; our ability to generate profit or positive cash flow on a sustained basis; our ability to convince advertisers of the benefits of our advertising offerings; our ability to forecast or optimize advertising inventory amid evolving industry trends in digital advertising; our ability to generate revenues from podcasts, audiobooks, and other non-music content; potential disputes or liabilities associated with content made available on our premium service and ad-supported service (collectively, the “Service”); risks relating to acquisitions, investments, and divestitures; our dependence upon third-party licenses for most of the content we stream; our lack of control over third-party content providers who are concentrated and can unilaterally affect our access to content; our ability to comply with complex license agreements; our ability to accurately estimate royalty payments under our license agreements and relevant statutes; the limitations on our operating flexibility due to financial commitments required under certain of our license agreements; our ability to identify the compositions embodied in sound recordings and ownership thereof in order to obtain licenses or comply with existing license agreements; assertions by third parties of infringement or other violations by us of their intellectual property rights; our ability to protect our intellectual property; the dependence of streaming on operating systems, online platforms, hardware, networks, regulations, and standards that we do not control; our ability to maintain the integrity of our technology infrastructure and systems or the security of confidential information; undetected errors, misconfigurations, bugs, or vulnerabilities in our products and services; interruptions, delays, or discontinuations in service arising from our systems or systems of third parties; changes in laws or regulations affecting us; risks relating to privacy and data security, content moderation, and use of artificial intelligence; our ability to maintain, protect, and enhance our brand; risks associated with increased scrutiny of environmental, social, and governance matters; payment acceptance-related risks; our dependence on key personnel and ability to attract, retain, and motivate highly skilled employees; our ability to access additional capital to support strategic objectives; risks relating to currency exchange rate fluctuations and foreign exchange controls; the impact of economic, social, or political conditions, including inflation, changes in interest rates, changes in trade policies, geopolitical conflicts in Europe and the Middle East, and related market uncertainty; our ability to accurately estimate user metrics and other estimates; our ability to manage and remediate attempts to manipulate streams and attempts to gain or provide unauthorized access to certain features of our Service; risks related to our indebtedness, including risks related to our Exchangeable Notes; fluctuation of our operating results and fair market value of ordinary shares; tax-related risks; the concentration of voting power among our founders, which limits shareholders’ ability to influence our governance and business; and risks related to our status as a foreign private issuer and a Luxembourg company. A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from our estimates and forward-looking statements is included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including our Annual Report on Form 20-F filed with the SEC on February 5, 2025, as updated by subsequent reports filed with the SEC. We undertake no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this shareholder update.  Rounding  Certain monetary amounts, percentages, and other figures included in this update have been subject to rounding adjustments. The sum of individual metrics may not always equal total amounts indicated due to rounding.

 FINANCIAL  STATEMENTS

 Trending Charts  MAUs, Ad-Supported Users, Premium Subscribers & Revenue By Segment  * Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.

 Trending Charts  Gross Profit by Segment, Gross Margin by Segment & Free Cash Flow*  * Free Cash Flow is a non-IFRS measure. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information" to be consistent with other slides. Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.

 Interim condensed consolidated statement of operations  (Unaudited)  (in € millions, except share and per share data)  Three months ended  June 30, 2025  March 31, 2025  June 30, 2024  Revenue  4,193  4,190  3,807  Cost of revenue  2,873  2,864  2,695  Gross profit 1,320  1,326  1,112  Research and development  415  379  379  Sales and marketing 364  314  343  General and administrative  135  124  124  914  817  846  Operating income  406  509  266  Finance income 89  71  76  Finance costs  (447)  (252)  (72)  Finance (costs)/income - net (358)  (181)  4  Income before tax  48  328  270  Income tax expense/(benefit)  134  103  (4)  Net (loss)/income attributable to owners of the parent  (86)  225  274  (Loss)/earnings per share attributable to owners of the parent  Basic  (0.42)  1.10  1.37  Diluted (0.42)  1.07  1.33  Basic 205,426,999  204,467,927  199,959,172  Weighted-average ordinary shares outstanding  Diluted  205,426,999  210,243,478  206,119,851

 June 30, 2025  December 31, 2024  Assets  Non-current assets  Lease right-of-use assets  256  226  Property and equipment  161  188  Goodwill  1,074  1,201  Intangible assets  37  48  Long term investments  2,417  1,635  Restricted cash and other non-current assets  59  68  Finance lease receivables  68  74  Deferred tax assets  94  186  4,166  3,626  Current assets  Trade and other receivables  736  771  Income tax receivable  83  28  Short term investments  3,183  2,667  Cash and cash equivalents  5,161  4,781  Other current assets  136  132  9,299  8,379  Total assets   13,465  12,005  Equity and liabilities  Equity  Share capital  —  —  Other paid in capital  6,420  6,124  Treasury shares  (262)  (262)  Other reserves  3,374  2,707  Accumulated deficit  (2,905)  (3,044)  Equity attributable to owners of the parent  6,627  5,525  Non-current liabilities  Exchangeable Notes  —  1,539  Lease liabilities  453  462  Accrued expenses and other liabilities  4  5  Provisions  3  3  Deferred tax liabilities  66  21  526  2,030  Current liabilities  Trade and other payables  1,171  1,342  Income tax payable  42  33  Deferred revenue  665  683  Accrued expenses and other liabilities  2,442  2,347  Exchangeable Notes  1,929  —  Provisions  47  25  Derivative liabilities  16  20  6,312  4,450  Total liabilities  6,838  6,480  Total equity and liabilities   13,465  12,005  Interim condensed consolidated statement of financial position  (Unaudited) (in € millions)

 June 30, 2025  March 31, 2025  June 30, 2024  Operating activities  Net (loss)/income  (86)  225  274  Adjustments to reconcile net (loss)/income to net cash flows  Depreciation of property and equipment  20  20  21  Amortization of intangible assets  6  7  9  Impairment charges on real estate assets  1  2  14  Share-based compensation expense  73  42  81  Finance income  (89)  (71)  (76)  Finance costs  447  252  72  Income tax expense/(benefit)  134  103  (4)  Other  8  —  (1)  Changes in working capital:  (Increase)/decrease in trade receivables and other assets  (19)  (4)  40  Increase/(decrease) in trade and other liabilities  201  (90)  28  Increase in deferred revenue  12  3  21  Increase in provisions  8  12  4  Interest paid  (6)  (13)  (9)  Interest received  57  70  41  Income tax paid  (58)  (19)  (23)  Net cash flows from operating activities  709  539  492  Investing activities  Payment of deferred consideration pertaining to business combinations  (2)  (7)  (3)  Purchases of property and equipment  (10)  (6)  (2)  Purchases of short term investments  (4,643)  (3,929)  (1,285)  Sales and maturities of short term investments  4,228  3,630  1,179  Dividends recieved  22  —  18  Change in restricted cash  1  1  —  Other  —  (3)  1  Net cash flows used in investing activities  (404)  (314)  (92)  Financing activities  Proceeds from exercise of stock options  92  204  240  Payments of lease liabilities  (22)  (22)  (24)  Payments for employee taxes withheld from restricted stock unit releases  (59)  (56)  (32)  Net cash flows from financing activities  11  126  184  Net increase in cash and cash equivalents  316  351  584  Cash and cash equivalents at beginning of the period  5,019  4,781  3,451  Net foreign exchange (losses)/gains on cash and cash equivalents  (174)  (113)  19  Cash and cash equivalents at period end   5,161   5,019  4,054  (Unaudited) (in € millions)  Three months ended  Interim condensed consolidated statement of cash flows

 Diluted (loss)/earnings per share  Net (loss)/income attributable to owners of the parent  (86)  225  274  Net (loss)/income used in the computation of diluted earnings per share  (86)  225  274  Shares used in computation:  Weighted-average ordinary shares outstanding  205,426,999  204,467,927  199,959,172  Stock options  —  4,160,039  4,216,472  Restricted stock units  —  1,600,055  1,925,727  Other contingently issuable shares  —  15,457  18,480  Diluted weighted-average ordinary shares  205,426,999  210,243,478  206,119,851  Diluted (loss)/earnings per share attributable to owners of the parent   (0.42)   1.07  1.33  June 30, 2024  Basic (loss)/earnings per share  Net (loss)/income attributable to owners of the parent (86) 225 274  Shares used in computation:  Weighted-average ordinary shares outstanding 205,426,999 204,467,927 199,959,172  Basic (loss)/earnings per share attributable to  owners of the parent (0.42) 1.10 1.37  (Unaudited)  (in € millions, except share and per share data)  Three months ended  June 30, 2025 March 31, 2025  Calculation of basic and diluted (loss)/earnings per share

 Three months ended  June 30, 2025  June 30, 2024  IFRS revenue  4,193  3,807  Foreign exchange effect on 2025 revenue using 2024 rates  169  Revenue excluding foreign exchange effect  4,362  IFRS revenue year-over-year change %  10%  Revenue excluding foreign exchange effect year-over-year change %  15%  IFRS Premium revenue  3,740  3,351  Foreign exchange effect on 2025 Premium revenue using 2024 rates  145  Premium revenue excluding foreign exchange effect  3,885  IFRS Premium revenue year-over-year change %  12%  Premium revenue excluding foreign exchange effect year-over-year change %  16%  IFRS Ad-Supported revenue  453  456  Foreign exchange effect on 2025 Ad-Supported revenue using 2024 rates  24  Ad-Supported revenue excluding foreign exchange effect  477  IFRS Ad-Supported revenue year-over-year change %  (1%)  Ad-Supported revenue excluding foreign exchange effect year-over-year change %  5%  Gross profit on a constant currency basis  (Unaudited)  (in € millions, except percentages)  Revenue on a constant currency basis  (Unaudited)  (in € millions, except percentages)  Reconciliation of IFRS to non-IFRS results  Three months ended  June 30, 2025  June 30, 2024  IFRS revenue  4,193  3,807  IFRS cost of revenue  2,873  2,695  IFRS gross profit  1,320  1,112  Foreign exchange effect on 2025 gross profit using 2024 rates  47  Gross profit excluding foreign exchange effect  1,367  IFRS gross profit year-over-year change %  19%  Gross profit excluding foreign exchange effect year-over-year change %  23%

 Operating expenses on a constant currency basis  (Unaudited)  (in € millions, except percentages)  Three months ended  June 30, 2025 June 30, 2024  IFRS Research and development expenses 415 379  Foreign exchange effect on 2025 expenses using 2024 rates 27  Research and development expenses excluding foreign exchange effect 442  IFRS Research and development expenses year over year change % 9 %  Research and development expenses excluding foreign exchange effect year-over-year change % 17 %  Reconciliation of IFRS to non-IFRS results  Three months ended  June 30, 2025 June 30, 2024  IFRS Sales and marketing expenses 364 343  Foreign exchange effect on 2025 expenses using 2024 rates 20  Sales and marketing expenses excluding foreign exchange effect 384  IFRS Sales and marketing expenses year over year change % 6 %  Sales and marketing expenses excluding foreign exchange effect year-over-year change % 12 %  Three months ended  June 30, 2025 June 30, 2024  IFRS General and administrative expenses 135 124  Foreign exchange effect on 2025 expenses using 2024 rates 7  General and administrative expenses excluding foreign exchange effect 142  IFRS General and administrative expenses year over year change % 9 %  General and administrative expenses excluding foreign exchange effect year-over-year change % 15 %  Three months ended  June 30, 2025 June 30, 2024  IFRS Operating expenses 914 846  Foreign exchange effect on 2025 operating expenses using 2024 rates 54  Operating expenses excluding foreign exchange effect 968  IFRS Operating expenses year over year change % 8 %  Operating expenses excluding foreign exchange effect year-over-year change % 14%

 Reconciliation of IFRS to non-IFRS results  Operating income on a constant currency basis  (Unaudited)  (in € millions, except percentages)  Three months ended  June 30, 2025  June 30, 2024  IFRS operating income  406  266  Foreign exchange effect on 2025 operating income using 2024 rates  (7)  Operating income excluding foreign exchange effect  399  IFRS operating income year-over-year change %  53%  Operating income excluding foreign exchange effect year-over-year change %  50%

Reconciliation of IFRS to non-IFRS results

Free Cash Flow

(Unaudited)
(in € millions)

	Three months ended														
	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025
Net cash flows from/(used in) operating activities	119	37	39	40	(70)	59	13	211	397	211	492	715	883	539	709
Capital expenditures	(16)	(10)	(5)	(5)	(5)	(2)	(2)	(1)	(1)	(5)	(2)	(4)	(6)	(6)	(10)
Change in restricted cash	—	(5)	3	—	2	—	(2)	6	—	1	—	—	—	1	1
Free Cash Flow	**103**	**22**	**37**	**35**	**(73)**	**57**	**9**	**216**	**396**	**207**	**490**	**711**	**877**	**534**	**700**

Free Cash Flow

(Unaudited)
(in € millions)

	Last twelve months ended											
	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025
Net cash flows from operating activities	235	46	68	42	213	680	832	1,311	1,815	2,301	2,629	2,846
Capital expenditures	(36)	(25)	(17)	(14)	(10)	(6)	(9)	(9)	(12)	(17)	(18)	(26)
Change in restricted cash	(2)	—	5	—	6	4	5	7	1	1	1	2
Free Cash Flow	**197**	**21**	**56**	**28**	**209**	**678**	**828**	**1,309**	**1,804**	**2,285**	**2,612**	**2,822**

Free Cash Flow

(Unaudited)
(in € millions)

	Twelve months ended								
	December 31, 2016	December 31, 2017	December 31, 2018	December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2024
Net cash flows from operating activities	101	179	344	573	259	361	46	680	2,301
Capital expenditures	(27)	(36)	(125)	(135)	(78)	(85)	(25)	(6)	(17)
Change in restricted cash	(1)	(34)	(10)	2	2	1	—	4	1
Free Cash Flow	**73**	**109**	**209**	**440**	**183**	**277**	**21**	**678**	**2,285**

APPENDIX

 Social Charges Sensitivity  Meaningful movements in our stock price can lead to Social Charge variance  Our guidance incorporates the impact of Social Charges, the vast majority of which appear in Operating Expenses. The amount of Social Charges we accrue for and ultimately pay can be volatile, as they are tied to the value of our share price. Since we do not forecast stock price changes in our guidance, meaningful movements in our stock price over the course of a quarter can lead to meaningful changes in Social Charges. As an example, at the Q2 close, our stock price was $767.34. In Q2, a 10% increase or decrease in our stock price compared to the quarter-end price would have an approximate +/- €41M impact on Social Charges.